Exhibit 10.5

AMENDED AND RESTATED

MATTSON TECHNOLOGY, INC.

1994 EMPLOYEE STOCK PURCHASE PLAN

(As Amended and Restated Effective March 9, 2011)

1. **PURPOSE.**

The purpose of this Plan is to provide an opportunity for Employees of the Corporation and its Designated Subsidiaries, to purchase Common Stock of the Corporation and thereby to have an additional incentive to contribute to the prosperity of the Corporation. It is the intention of the Corporation that the Plan qualify as an "Employee Stock Purchase Plan" under Section 423 of the Code, and the Plan shall be construed in accordance with this intention.

2. **DEFINITIONS.**

(a) **"Board"** shall mean the Board of Directors of the Corporation.

(b) **"Code"** shall mean the Internal Revenue Code of 1986, as amended.

(c) **"Committee"** shall mean the committee appointed by the Board in accordance with Section 12 of the Plan.

(d) **"Common Stock"** shall mean the Common Stock of the Corporation, or any stock into which such Common Stock may be converted.

(e) **"Compensation"** shall mean an Employee's wages or salary and other amounts payable to an Employee on account of personal services rendered by the Employee to the Corporation or a Designated Subsidiary and which are reportable as wages or other compensation on the Employee's Form W-2, plus pre-tax contributions of the Employee under a cash or deferred arrangement (401(k) plan) or cafeteria plan maintained by the Corporation or a Designated Subsidiary, but excluding, however, (1) non-cash fringe benefits, (2) special payments as determined by the Committee (e.g., moving expenses, unused vacation, severance pay), (3) income from the exercise of stock options or other stock purchases and (4) any other items of Compensation as determined by the Committee.

(f) **"Corporation"** shall mean Mattson Technology, Inc., a Delaware corporation, or any successor corporation thereto.

(g) **"Designated Subsidiary"** shall mean a Subsidiary which has been designated by the Board as eligible to participate in the Plan.

(h)   **"Employee"** shall mean an individual employed (within the meaning of Code section 3401(c) and the regulations thereunder) by the Corporation or a Designated Subsidiary.

(i)   **"Entry Date"** shall mean the first day of each Option Period. The first Entry Date shall be the date the Company's initial public offering registered with the Securities and Exchange Commission is declared effective, unless otherwise determined by the Committee.

(j)   **"Exercise Date"** shall mean the last business day of each Exercise Period.

(k)   **"Exercise Period"** shall mean a six-month or other period as determined by the Committee. The first Exercise Period during an Option Period shall commence on the first day of such Option Period. Subsequent Exercise Periods, if any, shall run consecutively after the termination of the preceding Exercise Period. The last Exercise Period in an Option Period shall terminate on the last day of such Option Period.

(l)   **"Fair Market Value"** shall mean the value of one (1) share of Common Stock on the relevant date, determined as follows:

(i)   If the shares are traded on an exchange or on the NASDAQ National Market System, the reported "closing price" on the prior trading day;

(ii)   If the shares are traded over-the-counter on the NASDAQ System (other than on the NASDAQ National Market System), the mean between the bid and the ask prices on said System at the close of business on the prior trading day; and

(iii)   If neither (1) nor (2) applies, the fair market value as determined by the Committee in good faith. Such determination shall be conclusive and binding on all persons.

(m)   **"Option Period"** shall mean a period of up to twenty-seven (27) months as determined by the Committee.

(n)   **"Participant"** shall mean a participant in the Plan as described in Section 4 of the Plan.

(o)   **"Plan"** shall mean this employee stock purchase plan.

(p)   **"Subsidiary"** shall mean any corporation (other than the Corporation) in an unbroken chain of corporations beginning with the Corporation, as described in Code section 424(f).

3.   **ELIGIBILITY.**

Any Employee regularly employed on a full-time basis by the Corporation or by any Designated Subsidiary on an Entry Date shall be eligible to participate in the Plan with respect to the Option Period commencing on such Entry Date, provided that the Committee may establish administrative rules requiring that employment commence some minimum period (e.g., one pay period) prior to an Entry Date to be eligible to participate with respect to that Entry Date. An Employee shall be considered employed on a full-time basis unless his or her customary employment is less than 20 hours per week or five months per year. No Employee may participate in the Plan if immediately after an option is granted the Employee owns or is considered to own (within the meaning of section 424(d) of the Code), shares of stock, including stock which the Employee may purchase by conversion of convertible securities or under outstanding options granted by the Corporation, possessing five percent (5%) or more of the total combined voting power or value of all classes of stock of the Corporation or of any of its Subsidiaries. All Employees who participate in the Plan shall have the same rights and privileges under the Plan except for differences which may be mandated by local law and which are consistent with Code section 423(b)(5). Employees who are citizens or residents of a non-U.S. jurisdiction (without regard to whether they also are citizens or residents of the United States or resident aliens (within the meaning of Section 7701(b)(1)(A) of the Code)) may be excluded from participation in the Plan or an Option Period if the participation of such Employees is prohibited under the laws of the applicable jurisdiction or if complying with the laws of the applicable jurisdiction would cause the Plan or an Option Period to violate Section 423 of the Code.

4.   **PARTICIPATION.**

    4.1   An Employee who is eligible to participate in the Plan in accordance with Section 3 may become a Participant by filing, on a date prescribed by the Committee prior to an applicable Entry Date, a completed payroll deduction authorization and Plan enrollment form provided by the Corporation. An eligible Employee may authorize payroll deductions at the rate of any whole percentage of the Employee's Compensation, not to exceed fifteen percent (15%) of the Employee's Compensation, or such lesser percentage as specified by the Committee as applied to an Entry Date or Option Period. All payroll deductions may be held by the Corporation and commingled with its other corporate funds. No interest shall be paid or credited to the Participant with respect to such payroll deductions except where required by local law as determined by the Committee. A separate bookkeeping account for each Participant shall be maintained by the Corporation under the Plan and the amount of each Participant's payroll deductions shall be credited to such account. A Participant may not make any additional payments into such account.

    4.2   Under procedures established by the Committee, a Participant may suspend or discontinue participation in the Plan or may reduce the rate of his or her payroll deductions at any time during an Option Period by completing and filing a new payroll deduction authorization and Plan enrollment form with the Corporation, provided that the Committee may, in its discretion, impose restrictions on a Participant's ability to change the rate of payroll deductions. A Participant may increase his or her rate of payroll deductions only effective on an Entry Date by filing a new payroll deduction authorization and Plan enrollment form. If a new payroll deduction authorization and Plan enrollment form is not filed with the Corporation, the rate of payroll deductions shall continue at the originally elected rate throughout the Option Period unless the Committee determines to change the permissible rate.

        If a Participant suspends participation during an Exercise Period, his or her accumulated payroll deductions will remain in the Plan for purchase of shares as specified in Section 6 on the following Exercise Date, but the Participant will not again participate until he or she completes a new payroll deduction authorization and Plan enrollment form. The Committee may establish rules limiting the frequency with which Participants may suspend and resume payroll deductions under the Plan and may impose a waiting period on Participants wishing to resume suspended payroll deductions. If a Participant discontinues participation in the Plan, the amount credited to the Participant's individual account shall be paid to the Participant without interest (except where required by local law). In the event any Participant terminates employment with the Corporation or any Subsidiary for any reason (including death) prior to the expiration of an Exercise Period, the Participant's participation in the Plan shall terminate and all amounts credited to the Participant's account shall be paid to the Participant or the Participant's estate without interest (except where required by local law). Whether a termination of employment has occurred shall be determined by the Committee. The Committee may also establish rules regarding when leaves of absence or change of employment status (e.g., from full-time to part-time) will be considered to be a termination of employment, and the Committee may establish termination of employment procedures for this Plan which are independent of similar rules established under other benefit plans of the Corporation and its Subsidiaries.

In the event of a Participant's death, any accumulated payroll deductions will be paid, without interest, to the estate of the Participant.

5.   **OFFERING.**

5.1   The maximum number of shares of Common Stock which may be issued pursuant to the Plan shall be 6,175,000 shares. The Committee may designate any amount of available shares for offering for any Option Period determined pursuant to Section 5.2.

5.2   Each Option Period, Entry Date and Exercise Period shall be determined by the Committee. The Committee shall have the power to change the duration of future Option Periods or future Exercise Periods, and to determine whether or not to have overlapping Option Periods, with respect to any prospective offering, without stockholder or Board approval.   To the extent permitted by U.S. Treasury Regulation Section 1.423-2(a)(1), the terms of each Option Period need not be identical provided that the terms of the Plan and an Option Period together satisfy U.S. Treasury Regulation Section 1.423-2(a)(2) and (a)(3).

5.3   With respect to each Option Period, each eligible Employee who has elected to participate as provided in Section 4.1 shall be granted an option to purchase that number of shares of Common Stock which may be purchased with the payroll deductions accumulated on behalf of such Employee (assuming payroll deductions at a rate of 15% of Compensation) during each Exercise Period within such Option Period at the purchase price specified in Section 5.4 below; provided, however, (1) in no event shall the Employee be entitled to accrue rights to purchase shares under the Plan (and all other employee stock purchase plans, as defined in Code section 423, of the Corporation and its subsidiaries) at a rate which exceeds $25,000 of the Fair Market Value of such stock (determined at the time the option is granted) for any calendar year in which such option is outstanding at any time, and (2) the maximum shares subject to any option shall in no event exceed 20,000. If an Employee's payroll deductions during any Exercise Period exceeds the purchase price for the maximum number of shares permitted to be purchased under this Section 5.3 (or Section 5.5), the excess shall be refunded to the Participant without interest (except where otherwise required by local law).

5.4   The Committee may set the option price in its sole discretion, provided that the price shall not be less than the lower of: (i) eighty-five percent (85%) of the Fair Market Value of the Common Stock on the Entry Date on which an option is granted, or (ii) eighty-five percent (85%) of the Fair Market Value on the Exercise Date on which the Common Stock is purchased.

5.5   If the Committee determines that, on a given Exercise Date, the number of shares of Common Stock with respect to which options are to be exercised may exceed (i) the number of shares of Common Stock that were available for sale under the Plan on the Entry Date of the applicable Option Period, or (ii) the number of shares of Common Stock available for sale under the Plan on such Exercise Date, the Administrator may in its sole discretion (x) provide that the Company will make a pro rata allocation of the shares of Common Stock available for purchase on such Entry Date or Exercise Date, as applicable, in as uniform a manner as will be practicable and as it will determine in its sole discretion to be equitable among all Participants exercising options to purchase Common Stock on such Exercise Date, and continue all Option Periods then in effect or (y) provide that the Company will make a pro rata allocation of the shares available for purchase on such Entry Date or Exercise Date, as applicable, in as uniform a manner as will be practicable and as it will determine in its sole discretion to be equitable among all participants exercising options to purchase Common Stock on such Exercise Date, and terminate any or all Option Periods then in effect. The Company may make a pro rata allocation of the shares available on the Entry Date of any applicable Option Period pursuant to the preceding sentence, notwithstanding any authorization of additional shares for issuance under the Plan by the Company's stockholders subsequent to such Entry Date.

5.6   Subject to Section 5.4, the Committee in its sole discretion, may allow options to be priced at the lower of (i) a percentage of the Fair Market Value of the Common Stock on the Entry Date on which an option is granted, and (ii) a percentage of the Fair Market Value on the Exercise Date on which the Common Stock is purchased. In the event the Committee elects to price options on that basis, and in the event the Fair Market Value of the Corporation's Common Stock is lower on the first day of an Exercise Period within an Option Period (subsequent "Reassessment Date") than it was on Entry Date for such Option Period, all Employees participating in the Plan on the Reassessment Date shall be deemed to have relinquished the unexercised portion of the option granted on the Entry Date and to have enrolled in and received a new option commencing on such Reassessment Date, unless the Committee has determined not to permit overlapping Option Periods or to restrict such transfers to lower price Option Periods.

6.   **PURCHASE OF STOCK.**

Upon the expiration of each Exercise Period, a Participant's option shall be exercised automatically for the purchase of that number of full shares of Common Stock which the accumulated payroll deductions credited to the Participant's account at that time shall purchase at the applicable price determined in accordance with Section 5.4.

7.   **PAYMENT AND DELIVERY.**

Upon the exercise of an option, the Corporation shall deliver to the Participant the Common Stock purchased and the balance of any amount of payroll deductions credited to the Participant's account not used for the purchase. The Committee may permit or require that shares be deposited directly with a broker designated by the Participant (or a broker selected by the Committee), and the Committee may utilize electronic or automated methods of share transfer. To the extent the unused cash balance represents a fractional share, the unused cash balance credited to the Participant's account shall be carried over to the next Exercise Period, if the Participant is also a Participant in the Plan at that time or refunded to the Participant, as determined by the Committee. The Corporation shall retain the amount of payroll deductions used to purchase Common Stock as full payment for the Common Stock and the Common Stock shall then be fully paid and non-assessable. No Participant shall have any voting, dividend, or other stockholder rights with respect to shares subject to any option granted under the Plan until the option has been exercised and shares issued.

8.   **RECAPITALIZATION.**

If after the grant of an option, but prior to the purchase of Common Stock under the option, there is any increase or decrease in the number of outstanding shares of Common Stock because of a stock split, stock dividend, combination or recapitalization of shares subject to options, the number of shares to be purchased pursuant to an option, the share limit of Section 5.3 and the maximum number of shares specified in Section 5.1 shall be proportionately increased or decreased, the terms relating to the purchase price with respect to the option shall be appropriately adjusted by the Committee, and the Committee shall take any further actions which, in the exercise of its discretion, may be necessary or appropriate under the circumstances.

The Committee, if it so determines in the exercise of its sole discretion, also may adjust the number of shares specified in Section 5.1, as well as the price per share of Common Stock covered by each outstanding option and the maximum number of shares subject to any individual option, in the event the Corporation effects one or more reorganizations, recapitalizations, spin-offs, split-ups, rights offerings or reductions of shares of its outstanding Common Stock.

The Committee's determinations under this Section 8 shall be conclusive and binding on all parties.

9.   **MERGER, LIQUIDATION, OTHER CORPORATION TRANSACTIONS.**

In the event of the proposed liquidation or dissolution of the Corporation, the Option Period will terminate immediately prior to the consummation of such proposed transaction, unless otherwise provided by the Committee in its sole discretion, and all outstanding options shall automatically terminate and the amounts of all payroll deductions will be refunded without interest to the Participants.

In the event of a proposed sale of all or substantially all of the assets of the Corporation, or the merger or consolidation of the Corporation with or into another corporation, then in the sole discretion of the Committee, (1) each option shall be assumed or an equivalent option shall be substituted by the successor corporation or parent or subsidiary of such successor corporation, (2) a date established by the Committee on or before the date of consummation of such merger, consolidation or sale shall be treated as an Exercise Date, and all outstanding options shall be deemed exercisable on such date or (3) all outstanding options shall terminate and the accumulated payroll deductions shall be returned to the Participants.

10.   **TRANSFERABILITY.**

Options granted to Participants may not be voluntarily or involuntarily assigned, transferred, pledged, or otherwise disposed of in any way, and any attempted assignment, transfer, pledge, or other disposition shall be null and void and without effect. If a Participant in any manner attempts to transfer, assign or otherwise encumber his or her rights or interest under the Plan, other than as permitted by the Code, such act shall be treated as an election by the participant to discontinue participation in the Plan pursuant to Section 4.2.

11.   **AMENDMENT OR TERMINATION OF THE PLAN.**

11.1   The Plan shall continue until May 19, 2014, unless previously terminated in accordance with Section 11.2.

11.2   The Board may, in its sole discretion, insofar as permitted by law, terminate or suspend the Plan, or revise or amend it in any respect whatsoever, except that, without approval of the stockholders, no such revision or amendment shall:

(a)   materially increase the number of shares subject to the Plan other than an adjustment under Section 8 of the Plan;

(b)   materially modify the requirements as to eligibility for participation in the Plan;

(c)   materially increase the benefits accruing to Participants;

(d)   reduce the purchase price specified in Section 5.4, except as specified in Section 8;

(e)   extend the term of the Plan beyond the date specified in Section 11.1; or

(f)   amend this Section 11.2 to defeat its purpose.

12.   **ADMINISTRATION.**

The Plan shall be administered by a Committee which shall consist of at least two members appointed by the Board. The Committee will have full and exclusive discretionary authority to construe, interpret and apply the terms of the Plan, to designate separate Option Periods under the Plan, to determine eligibility, to adjudicate all disputed claims filed under the Plan and to establish such procedures that it deems necessary for the administration of the Plan (including, without limitation, to adopt such procedures and sub-plans as are necessary or appropriate to permit the participation in the Plan by Employees who are foreign nationals or employed outside the U.S., the terms of which sub-plans may take precedence over other provisions of this Plan, with the exception of Section 11.2 hereof, but unless otherwise superseded by the terms of such sub-plan, the provisions of this Plan shall govern the operation of such sub-plan). Unless otherwise determined by the Committee, the Employees eligible to participate in each sub-plan will participate in a separate Option Period. Without limiting the generality of the foregoing, the Administrator is specifically authorized to adopt rules and procedures regarding eligibility to participate, the definition of Compensation, handling of contributions, making of contributions to the Plan (including, without limitation, in forms other than payroll deductions), establishment of bank or trust accounts to hold contributions, payment of interest, conversion of local currency, obligations to pay payroll tax, determination of beneficiary designation requirements, withholding procedures and handling of stock certificates that vary with applicable local requirements. The Committee also is authorized to determine that, to the extent permitted by U.S. Treasury Regulation Section 1.423-2(f), the terms of an option granted under the Plan or an Option Period to citizens or residents of a non-U.S. jurisdiction will be less favorable than the terms of options granted under the Plan or the same Option Period to employees resident solely in the U.S. Every finding, decision and determination made by the Committee will, to the full extent permitted by law, be final and binding upon all parties. Any decision reduced to writing and signed by a majority of the members of the Committee shall be fully effective as if it had been made at a meeting of the Committee duly held. The Corporation shall pay all expenses incurred in the administration of the Plan. No Committee member shall be liable for any action or determination made in good faith with respect to the Plan or any option granted thereunder.

13.   **COMMITTEE RULES FOR FOREIGN JURISDICTIONS.**

The Committee may adopt rules or procedures relating to the operation and administration of the Plan in non-United States jurisdictions to accommodate the specific requirements of local laws and procedures. Without limiting the generality of the foregoing, the Committee is specifically authorized to adopt rules and procedures regarding handling of payroll deductions, conversion of local currency, withholding procedures and handling of stock certificates which vary with local requirements.

14.   **SECURITIES LAWS REQUIREMENTS.**

The Corporation shall not be under any obligation to issue Common Stock upon the exercise of any option unless and until the Corporation has determined that: (i) it and the Participant have taken all actions required to register the Common Stock under the Securities Act of 1933, or to perfect an exemption from the registration requirements thereof; (ii) any applicable listing requirement of any stock exchange on which the Common Stock is listed has been satisfied; and (iii) all other applicable provisions of state and federal law have been satisfied.

15. **GOVERNMENTAL REGULATIONS.**

This Plan and the Corporation's obligation to sell and deliver shares of its stock under the Plan shall be subject to the approval of any governmental authority required in connection with the Plan or the authorization, issuance, sale, or delivery of stock hereunder.

16. **NO ENLARGEMENT OF EMPLOYEE RIGHTS.**

Nothing contained in this Plan shall be deemed to give any Employee the right to be retained in the employ of the Corporation or any Designated Subsidiary or to interfere with the right of the Corporation or Designated Subsidiary to discharge any Employee at any time.

17. **GOVERNING LAW.**

This Plan shall be governed by California law, but shall be interpreted to be consistent with the requirements of any employee stock purchase plan under Code section 423.

18. **EFFECTIVE DATE.**

This Plan shall be effective August 31, 1994, subject to approval of the stockholders of the Corporation within 12 months of its adoption by the Board of Directors.